Bruce Korenstra

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I have worked in small business manufacturing for 30+ years as an investor/owner, beginning in 1983 my brother and I began the pattern of starting businesses and buying businesses in turnaround situations. With an accounting background my primary responsibility in our companies has been acting financial officer. Below is a list of some of my experiences.

Wawasee High School 1974
Anderson University, 1978
Nappanee Missionary Church 1983 – present

Veada Industries, Employed as Controller / Purchasing Agent 1979-1983
Better Way Products, start up 1983- built to 550 employees sold in 2015
Bison Trailers, start up 1984- sold 1996
Jasper Plastics, purchased from Kimball International 2006, Currently CFO
Superior Wood Products, investor 1994 – Currently on management board
AIA Countertops, investor 2009 sold 2014
GCI Inc., investor 2005, currently on management board
Leading Edge Countertops, 2014 investor, currently on board of directors
Paragon Motorcycles - Janus, investor 2017, currently managing member
Travel Lite RV, investor 2015, board of directors

El Sembrador Honduras, 2006 – current, advisory board member
New Paris Chamber of Commerce, 8 years, President 5 years
Jackson Township Board, Elkhart Co., elected 2008, currently serving 4th term.
Hubbard Hill 2002 – current, Finance Committee Chairman, Vice Chair of Board
Guidance Ministries, Elkhart, 2014 – current board of advisors

Several mentoring relationships with small business owners.